Exhibit 99.1

FORTIS INC.

ADVANCE NOTICE BY-LAW NO. 2

A by-law relating generally to the nomination of persons for election as directors of FORTIS INC. (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation with effect as of the Effective Date (as defined below), subject to ratification and approval by ordinary resolution of the shareholders of the Corporation at the next meeting of shareholders, as follows:

INTRODUCTION

The purpose of this Advance Notice By-Law No. 2 (the “By-Law”) is to provide shareholders, directors and management of the Corporation with a transparent, fair and structured framework under which holders of record of shares of the Corporation may submit director nominations, by fixing a deadline by which such nominations must be submitted by a shareholder of the Corporation prior to any annual or special meeting of shareholders of the Corporation. This By-Law sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form and other procedures to be followed, in respect of director nominations, in order to:

(a)                                 facilitate an orderly and efficient annual or, where the need arises, special meeting process;

(b)                                 ensure that all shareholders, including those voting by proxy, receive adequate notice of director nominations and sufficient information with respect to all director nominees; and

(c)                                  allow shareholders to cast an informed vote with respect to the election of directors.

This By-Law will be subject to periodic review and, subject to the Act (as defined below), may be amended for the purposes of, among other things, complying with the requirements of applicable securities regulatory authorities or stock exchanges, or to meet evolving industry standards.

NOMINATIONS OF DIRECTORS

2.                                                                                      Nomination Procedures

Subject only to the provisions of the Corporations Act, R.S.N.L. 1990, c. C-36 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor (collectively, the “Act”) and the articles of the Corporation as from time to time amended (the “Articles”), only persons who are nominated in accordance with the procedures set out in this By-Law shall be eligible for election as directors of the Corporation.  Nominations of persons for election to the board of directors of the Corporation

(the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of one or more directors.  Such nominations must be made:

(a)                                 by or at the direction of the Board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

(b)                                 by or at the direction or request of one or more shareholders pursuant to a “proposal” within the meaning of, and made in accordance with, the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)                                  by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this By-Law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) who complies with the notice procedures set out below in this By-Law.

3.                                                                                      Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder pursuant to section 2.(b) above, the Nominating Shareholder must have given notice thereof that is both timely (as set out below in section 4) and in proper written form (as set out below in section 5) to the Secretary of the Corporation at the principal executive office of the Corporation, even if such matter is already the subject of a notice to the shareholders or a public announcement.

4.                                                                                      Manner of Timely Notice

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)                                 in the case of an annual meeting of shareholders, not later than the close of business on the 30th day prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made by the Corporation, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date;

(b)                                 in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the date (the “Special Meeting Notice Date”) on which the first public announcement of the date of the special meeting of shareholders was made by the Corporation; and

(c)                                  in the case of an annual meeting of shareholders or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer) is available and used for delivery of proxy-related materials, not later than the close of business on the 40th day prior to the date of the meeting of shareholders; provided, however, that in the event that the shareholders’ meeting is to be held on a date that is less than 50 days after the Notice Date or the Special Meeting Notice Date, as applicable, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting (which is not also an annual meeting of shareholders), not later than the close of business on the 15th day following the Special Meeting Notice Date.

5.                                                                                      Proper Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set out:

(a)                                 as to each person whom the Nominating Shareholder proposes to nominate for election to the Board:

(i)                                     the name, age, business address and residential address of the person;

(ii)                                  the principal occupation, business or employment of the person, both present and within the 5 years preceding the notice;

(iii)                               the country of residence of the person, including the person’s status as a “resident Canadian” (as such term is defined in the Act);

(iv)                              each class or series and number of shares in the capital of the Corporation or any of its subsidiaries and any related financial instruments that are, directly or indirectly, controlled or directed or that are owned beneficially or of record by the person and his or her associates and affiliates (as those terms are respectively defined in the Act) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)                                 full particulars of all direct and indirect contracts, agreements, arrangements, understandings or relationships (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the person or any associate or affiliate of such person and (I) any Nominating Shareholder or any of its Representatives (as defined below), or (II) any other person or entity, relating to the proposed nominee’s nomination for election, or potential service, as a director of the Corporation; and

(vi)                              any other information relating to the person or his or her associates or affiliates that would be required to be disclosed in a dissident proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below), provided that any such additional information, if requested or received, shall be made publicly available to shareholders of the Corporation; and

(b)                                 as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(i)                                     the name, business address and, if applicable, residential address of such person;

(ii)                                  each class or series and number of shares in the capital of the Corporation or any of its subsidiaries and any related financial instruments that are, directly or indirectly, controlled or directed or that are owned beneficially or of record, by such person and its Representatives, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)                               full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder or any of its Representatives has a right to vote or direct the voting of any shares of the Corporation or nominate directors to the Board;

(iv)                              full particulars of the interests in, or rights or obligations associated with, any Arrangements of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Corporation or the economic exposure of such person or any of its Representatives to the Corporation;

(v)                                 a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(vi)                              any other information relating to such Nominating Shareholder or any of its Representatives that would be required to be made in a dissident proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, provided that any such additional information, if requested or received, shall be made publicly available to shareholders of the Corporation; and

(c)                                  a written consent duly signed by each proposed nominee to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

Reference to “Nominating Shareholder” throughout this By-Law shall be deemed to refer to each shareholder that nominates a person for election as a director in the case of a nomination where more than one shareholder is involved in making such nomination proposal.

6.                                                                                      Additional Information Required by Law

The Corporation may require any proposed nominee for election as a director to furnish such other information as may be necessary to determine the eligibility of such proposed nominee to serve as an independent director, in the same manner as would be required and disclosed by management nominees, to comply with the Act, Applicable Securities Laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading.

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for the meeting of shareholders to which such notice relates.

7.                                                                                      Eligibility for Nomination as a Director

The procedures set forth in this By-Law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of the shareholders of the Corporation.  No person shall be eligible for election as a director unless nominated in accordance with this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of the Corporation of any matter that is properly before such meeting pursuant to the provisions of the Act.  The Chair of the meeting of shareholders of the Corporation shall have the power and duty to determine whether a nomination of a person for election to the Board was made in accordance with this By-Law and, if the Chair determines that a nomination does not comply with this By-Law, to declare that such defective nomination shall be disregarded.

8.                                                                                      Delivery of Notice

Notwithstanding any other provision of this By-Law or of any other by-law of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-Law may only be given by personal delivery, email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice) or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive office of the Corporation or delivered to the Secretary by email (at the aforesaid email address) or facsimile transmission (provided that receipt of confirmation of such facsimile transmission has been received); provided that if such delivery is made on a non-business day or later than 5:00 p.m. (St. John’s time) on a day that is a business day, then such delivery or communication shall be deemed to have been made on the next following day that is a business day.

9.                                                                                      Board Discretion

Notwithstanding any of the foregoing, the Board may, in its sole discretion, waive any requirement of this By-Law.

10.                                                                               Defined Terms

For the purposes of this By-Law:

(a)                                 “Applicable Securities Laws” means the applicable securities legislation, as amended from time to time, of each province and territory of Canada, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada;

(b)                                 “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by or on behalf of the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(c)                                  “Representatives” of a person means the associates and affiliates of such person, all persons acting jointly or in concert with such person or any of the foregoing, and the associates and affiliates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

11.                                                                               Effective Date

This By-Law was approved and adopted by the Board effective January 1, 2020 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its provisions from and after such date.  Notwithstanding the foregoing, if this By-Law is not approved by ordinary resolution of the shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this By-Law shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

PASSED by the directors of the Corporation on November 20, 2019.

RATIFIED AND CONFIRMED by the shareholders of the Corporation on •.